UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Americas Technology Acquisition Corp.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.0001

(Title of Class of Securities)

G0404A102

(CUSIP Number)

February 12, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0404A102

1.	Names of Reporting Persons ATAC Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,875,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,875,000 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,875,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.8%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G0404A102

1.	Names of Reporting Persons ATAC Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,875,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,875,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,875,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.8%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G0404A102

1.	Names of Reporting Persons Matthew Mathison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,875,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,875,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,875,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.8%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G0404A102

1.	Names of Reporting Persons Joseph Drysdale
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,875,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,875,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,875,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.8%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G0404A102

1.	Names of Reporting Persons Jeffrey Brownlow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,875,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,875,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,875,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 19.8%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These shares are the Issuer’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), ATAC Limited Partnership (the “Sponsor”) is the record holder of the Ordinary Shares reported herein. ATAC Holdings LLC is the general partner of the Sponsor. ATAC Holdings LLC is controlled by Matthew Mathison, Joseph Drysdale and Jeffrey Brownlow. As such, the Sponsor GP and each of Messrs. Mathison, Drysdale, and Brownlow may be deemed to have beneficial ownership of such ordinary shares held directly by the Sponsor. Each such person or entity disclaims any beneficial ownership of the reported ordinary shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)	Excludes 4,905,000 Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 14,500,000 Ordinary Shares issued and outstanding as of December 17, 2020 as reported on a current report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2020.

Item 1(a).	Name of Issuer

Americas Technology Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

16500 Dallas Pkwy #305

Dallas, TX 75248

Item 2(a).	Names of Persons Filing

ATAC Limited Partnership, ATAC Holdings LLC, Matthew Mathison, Joseph Drysdale and Jeffrey Brownlow (collectively, the “Reporting Persons”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

16500 Dallas Pkwy #305

Dallas, TX 75248

Item 2(c).	Citizenship

ATAC Limited Partnership, is a limited partnership formed in Delaware;

ATAC Holdings LLC, is a limited liability company formed in Delaware;

Each of Matthew Mathison, Joseph Drysdale and Jeffrey Brownlow is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Ordinary Shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number

G0404A102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of February 12, 2021, the Reporting Persons may be deemed to beneficially own 2,875,000 Ordinary Shares of the Issuer, representing 19.8% of the total Ordinary Shares issued and outstanding. The percentage of Ordinary Shares held by the Reporting Persons is based on 14,500,000 Ordinary Shares issued and outstanding as of December 17, 2020 as reported on a current report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2020.

ATAC Limited Partnership (the “Sponsor”) is the record holder of the Ordinary Shares reported herein. ATAC Holdings LLC is the general partner of the Sponsor. ATAC Holdings LLC is controlled by Matthew Mathison, Joseph Drysdale and Jeffrey Brownlow. As such, the Sponsor GP and each of Messrs. Mathison, Drysdale, and Brownlow may be deemed to have beneficial ownership of such ordinary shares held directly by the Sponsor. Each such person or entity disclaims any beneficial ownership of the reported ordinary shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 12, 2021

/s/ Matthew Mathison,	02/12/2021
as Director of ATAC Limited Partnership.

/s/ Matthew Mathison,	02/12/2021
as Managing Member of ATAC Holdings LLC.

/s/ Matthew Mathison	02/12/2021

/s/ Joseph Drysdale	02/12/2021

/s/ Jeffrey Brownlow	02/12/2021
** Signature of Reporting Person	Date